Mail Stop 4561

April 18, 2007

Dr. Werner Brandt
Chief Financial Officer
SAP AG
Dietmar-Hopp-Allee 16
69190 Walldorf
Federal Republic of Germany

      Re: **SAP AG**
              Form 20-F for the Fiscal Year Ended
              December 31, 2005
              Filed March 22, 2006
              File No. 001-14251

Dear Dr. Brandt:

We have completed our review of your Form 20-F and related filings and do not, at this time, have any further comments.

Sincerely,

Kathleen Collins
Accounting Branch Chief